                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(Mark One):

  X            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
-----          EXCHANGE ACT OF 1934
               For the plan year ended December 31, 2002

                                       OR

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
------         EXCHANGE ACT OF 1934
               For the transition period from ___________ to ___________

Commission file number 001-13777

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           GETTY REALTY CORP.
                           RETIREMENT AND PROFIT SHARING PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           GETTY REALTY CORP.
                           125 Jericho Turnpike, Suite 103
                           Jericho, New York   11753

                              REQUIRED INFORMATION

Financial Statements, Supplemental Schedules and Exhibits as follows:

         1.       Financial Statements:

                         Consolidated Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001

                         Consolidated Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2002

                         Notes to Financial Statements


         2.       Exhibits:  99.1   Certification of Plan Administrator

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                           GETTY REALTY CORP.
                                           RETIREMENT AND
                                           PROFIT SHARING PLAN


Dated:  June 27, 2003
                                          By:    /s/ Thomas J. Stirnweis
                                                ----------------------------
                                                 Thomas J. Stirnweis
                                                 Getty Realty Corp.
                                                 Retirement Plan
                                                 Administrator

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN

                              Financial Statements
                        as of December 31, 2002 and 2001
                    and for the year ended December 31, 2002

                          INDEX TO FINANCIAL STATEMENTS


                                                                            PAGE

Financial Statements:

 Consolidated Statements of Net Assets Available for Plan Benefits
  as of December 31, 2002 and 2001                                           2

 Consolidated Statement of Changes in Net Assets Available for Plan
  Benefits for the year ended December 31, 2002                              3

 Notes to Financial Statements                                              4-9

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
        Consolidated Statements of Net Assets Available for Plan Benefits
                        as of December 31, 2002 and 2001
                                 (in thousands)

                                                 2002                  2001
                                            --------------       ---------------
Assets:
 Investments, at fair value (Note 6)               $4,735                $4,480

 Employee loans                                        12                    13

 Contributions receivable:
   Employer                                            18                    18
   Employee                                             -                     4
                                            --------------       ---------------
                                                       18                    22

 Cash                                                  14                    14
                                            --------------       ---------------

Net assets available for plan benefits             $4,779                $4,529
                                            ==============       ===============







   The accompanying notes are an integral part of these financial statements.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
   Consolidated Statement of Changes in Net Assets Available for Plan Benefits
                      for the Year ended December 31, 2002
                                 (in thousands)


   Contributions:
    Employer                                                             $   41
    Employee                                                                104
                                                                       ---------
                                                                            145
                                                                       ---------

   Investment income:
    Interest and dividend income                                            286
    Net investment loss from pooled separate accounts                      (134)
    Net appreciation of investments                                          12
                                                                       ---------
                                                                            164
                                                                       ---------

   Withdrawals                                                              (59)
                                                                       ---------

   Net additions                                                            250

   Net assets available for plan benefits as of January 1, 2002           4,529
                                                                       ---------

   Net assets available for plan benefits as of December 31, 2002        $4,779
                                                                       =========




   The accompanying notes are an integral part of these financial statements.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements

1.  Description of Plan

          The following brief description of the Getty Realty Corp. Retirement and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

          The Plan is a defined contribution plan covering all employees age twenty-one and older of Getty Realty Corp. and its wholly-owned subsidiaries (the "Company"), except those covered by a collective bargaining agreement or other retirement plan sponsored by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and provides for the benefits available under Section 401(k) of the Internal Revenue Code.

          Employees may make contributions to the Plan (limited to a maximum contribution of $11,000 for 2002) and the Company matches an amount equal to the lesser of 50% of such employee contributions or 3% of compensation (limited to $200,000). The Company may also make a profit sharing contribution to the Plan at the discretion of the Company's Board of Directors. Employees must complete one year of service to be eligible to participate in profit sharing contributions.

          The Plan provides for a participant directed investment program. Contributions to the Plan, including the employer match, may be invested in twelve available investment funds allocated in multiples of 5% at the election of the employee as follows:

          The Guaranteed Interest Fund consists primarily of high-quality, fixed-income investments including public bonds, private placements, commercial mortgage loans and short-term investments. The Guaranteed Interest Fund is backed by the general assets of Massachusetts Mutual Insurance Company ("Massachusetts Mutual") and, accordingly, is subject to its credit worthiness (Massachusetts Mutual has been rated A++ by A.M. Best Company and Aa1 by Moody's Investors Service). Massachusetts Mutual maintains the contributions and related accumulated investment earnings in an unallocated fund which earns interest at a minimum guaranteed rate of return which is revised at the beginning of each contract year.

          The Core Value Equity Fund holds Class S shares of MassMutual Core Value Equity Fund, a MassMutual Institutional Fund, which invests in stocks of larger, well-established companies selling at discounted valuation levels. Massachusetts Mutual maintains the contributions and related accumulated investment earnings in a pooled separate investment account which is not guaranteed as to either principal or a stated rate of investment return.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

          The Getty Common Stock Fund invests in common stock of the Company. The Fund is administered by the Company and is not guaranteed as to either principal or a stated rate of investment return.

          The four Destiny Lifestyle Asset Allocation Funds, namely, Conservative, Moderate, Aggressive, and Ultra Aggressive have their own investment strategy and risk characteristics. The Destiny Lifestyle Funds are pooled separate investment accounts and are managed by Massachusetts Mutual. The investments of each Fund are allocated within targeted ranges among various mutual funds with variety of investment strategies. The Destiny Lifestyle Funds are not guaranteed as to either principal or a stated rate of return.

          The Destiny Conservative Fund is invested primarily in domestic and foreign common stocks, publicly traded bonds and short-term interest bearing investments with a focus on income and capital preservation.

          The Destiny Moderate Fund invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on achieving growth through a balance of income and capital appreciation.

          The Destiny Aggressive Fund invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on capital appreciation.

          The Destiny Ultra Aggressive Fund, invests primarily in domestic and foreign common stocks, including small and large capitalization common stocks.

          The following funds hold units in independently managed mutual funds. The contributions and related accumulated investment earnings are not guaranteed as to either principal or a stated rate of investment return.

          The Contrafund Fund holds shares of Fidelity Contrafund, a mutual fund which invests mainly in undervalued common stocks of companies experiencing improved fundamentals. The portfolio emphasizes both well-known and lesser-known companies that are not currently favored by the public, but which show potential for capital appreciation due to positive changes or turnarounds that are underway. The portfolio for the underlying fund is managed by Fidelity Management and Research Company with a focus on growth over the long term.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


          The New Horizons Fund holds shares of T Rowe Price New Horizons Fund, a mutual fund which invests mainly in common stocks of small, fast growing companies. The portfolio emphasizes young, emerging growth companies which have the potential to become major companies in the future. The portfolio for the underlying fund is managed by T Rowe Price with a focus on growth over the long term.

          The Ultra Fund holds shares of American Century Ultra Fund, a mutual fund which invests mainly in common stocks of the fastest growing companies in the market with earnings and revenue growing at accelerating rates, and those most likely to appreciate in market value. The portfolio emphasizes mid-sized to large-sized companies. The portfolio for the underlying fund is managed by American Century Investment Management, Inc. with a focus on growth over the long term.

          The Schwab S&P 500 Index Fund holds shares of the Schwab S&P 500 Index Fund, a mutual fund which invests in the same stocks that make up the S&P 500 index and in the same relative weightings that each stock is in the index. The portfolio for the underlying fund is managed by Charles Schwab with a focus on achieving a total rate of return comparable to the S&P 500 Index.

          The American Century International Growth Fund holds shares of American Century International Growth Fund which invests in the stocks of developed foreign companies outside the United States and domestic stocks. The portfolio for the underlying fund is managed by American Century Investment Management, Inc. with a focus on growth over the long term.

          Under the loan provision, employees are permitted to borrow between $500 and the lesser of $50,000 or 50% of the participant's vested account balance for personal reasons reflecting important financial needs. The interest rate charged is fixed at the prime rate in effect at the beginning of the month the loan is requested plus 1% and repayment is made by payroll deduction. The employee is charged a $75 loan initiation fee for each loan from the plan. Loans are required to be repaid over a maximum period of five years, unless the loan is used to purchase a principal residence, in which case the maximum period is fifteen years. Loans may be repaid in full before their maturity date. However, all loans must be repaid upon cessation of employment and, if not repaid within 90 days, the unpaid balance of principal and interest is charged against the participant's vested account balance.

          A money market fund is utilized to affect transfers between Funds and for participant withdrawals.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

          Employees are only permitted to withdraw deferred cash contributions made to the Plan subsequent to October 1, 1987 under the provisions of Section 401(k) of the Internal Revenue Code for "financial hardships", as defined by the Internal Revenue Code. Employees may withdraw their voluntary contributions, including the vested portion of employer matching contributions, once per calendar year, although they will be subject to certain suspension periods with respect to making future contributions. Employees may withdraw all or part of their account balances attributable to additional and rollover contributions without penalty. Rollover contributions cannot be withdrawn unless they have been in the Plan for a minimum of two years. Profit sharing contributions may not be withdrawn while the employee is employed by the Company.

          Employee contributions (including related accumulated investment earnings) are 100% vested. Employer contributions (including related accumulated investment earnings) vest in accordance with the following schedule:

                 Years of Service             Percent Vested

                  2 years                       20%
                  3 years                       40
                  4 years                       60
                  5 years                       80
                  6 or more years               100

Upon termination of employment, the non-vested portion of employer contributions, if any, will be forfeited by the employee and applied to reduce the Company's future contributions.


2.  Summary of significant accounting policies

          The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP requires management to make its best estimates, judgments and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and changes in net assets available for plan benefits during the period reported. While all available information has been considered, actual results could differ from those estimates, judgments and assumptions.

          The investments in the Guaranteed Interest Fund, the Core Value Equity Fund, the Destiny Lifestyle Asset Allocation Funds, the Contrafund Fund, the New Horizons Fund and the Ultra Fund are stated at current fair value as reported by Massachusetts Mutual using quoted market prices or good faith estimates if quoted market prices are not available. The Employer Common Stock Fund, The Schwab S&P 500 Index Fund and The American Century International Growth Fund are valued at published market prices.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


          The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net investment gain or loss from pooled separate accounts, and the net appreciation or depreciation in the fair value of investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments held by the Getty Common Stock Fund.

          Under the terms of the Plan, the Company has elected to pay the administrative expenses of the Plan.


3.  Termination Priorities

          While the Company has not expressed any intent to discontinue its contributions, the Board of Directors of the Company is free to do so at any time, subject to the requirements of ERISA. In the event such discontinuance results in the termination of the Plan, the net assets of the Plan will be distributed to the participants and beneficiaries of the Plan under the terms of the Plan.


4.  Income Tax Status

          On December 19, 2002, the Internal Revenue Service informed the Company that the Plan was a qualified plan under Section 401(a) of the Internal Revenue Code.


5.  Reconciliation to Form 5500

          In accordance with generally accepted accounting principles, the Plan has not recorded a liability for amounts allocated to participants who have withdrawn from the Plan and for which disbursement of those funds has not been made by year end. The Department of Labor requires the recording of a liability for benefit claims payable in Form 5500. As of December 31, 2002 and 2001, there were no benefit claims payable recorded on the Form 5500 for employees who have elected to withdraw from the Plan.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


6.  Investments

          The following summarizes the fair value of the Plan's investments as of December 31, 2002 and 2001 (in thousands):

                                                               2002       2001
                                                               ----       ----
Guaranteed Interest Fund (a)(b)                               $2,815     $2,236

Core Value Equity Fund (a)                                       171        215

Getty Realty Corp. Common Stock,
  $.01 par value (b)(c)                                        1,378      1,290

Destiny Conservative Fund (a)                                     27         26

Destiny Moderate Fund (a)                                         53         55

Destiny Aggressive Fund (a)                                       36         91

Destiny Ultra Aggressive Fund (a)                                 51        182

Contrafund Fund (a)                                               90        166

New Horizons Fund (a)                                             48        134

Ultra Fund (a)                                                    60         82

Schwab S&P 500 Index Fund (d)                                      6          3
                                                              ------     ------
                                                              $4,735     $4,480
                                                              ======     ======

(a)      Fair value determined by Massachusetts Mutual.

(b) Fund balance represents more than 5% of the Plan's net assets available for plan benefits.

(c) The market value of the Company's common stock was $18.95 per share and $18.85 per share as of December 31, 2002 and 2001, respectively.

(d)      Fair value determined by Charles Schwab.